Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Amendment No.1 to Registration Statement on Form S-1 of Inflection Point Acquisition Corp. II (the “Company”) of our report dated April 4, 2023, except for Notes 1, 4 and 8 as to which the date is May 8, 2023, with respect to our audit of the Company’s financial statements as of March 15, 2023 and for the period from March 6, 2023 (inception) through March 15, 2023, which appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding uncertainty about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

May 8, 2023